SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

DDR Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 251591103	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,353,074
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,353,074
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,353,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 184,638,834 shares reported to be outstanding as of April 27, 2018 by the Issuer on its Form 10-Q filed on May 4, 2018 as revised to reflect the 1-for-2 reverse stock split of the Issuer’s issued and outstanding common shares that became effective on May 18, 2018.

CUSIP No. 251591103	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Katharina Otto-Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,127,752
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,127,752
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,127,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 184,638,834 shares reported to be outstanding as of April 27, 2018 by the Issuer on its Form 10-Q filed on May 4, 2018 as revised to reflect the 1-for-2 reverse stock split of the Issuer’s issued and outstanding common shares that became effective on May 18, 2018.

CUSIP No. 251591103	SCHEDULE 13D	Page 4 of 8 Pages

This Amendment No. 18 (“Amendment No. 18”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011, Amendment No. 6 filed on April 26, 2011, Amendment No. 7 filed on April 4, 2012, Amendment No. 8 filed on October 5, 2012, Amendment No. 9 filed on November 21, 2012, Amendment No. 10 filed on June 20, 2013, Amendment No. 11 filed on August 12, 2014, Amendment No. 12 filed on March 5, 2015, Amendment No. 13 filed on May 12, 2015, Amendment No. 14 filed on June 6, 2017, Amendment No. 15 filed on February 27, 2018, Amendment No. 16 filed on April 30, 2018 and Amendment No. 17 filed on May 15, 2018. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 18. Capitalized terms used and not defined in this Amendment No. 18 have the meanings set forth in the Original Filing, as amended.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Pursuant to the terms and conditions of the Investors’ Rights Agreement, the Otto Family has the right to designate two nominees to the Issuer’s Board of Directors. Pursuant to this right, Mr. Alexander Otto and Dr. Thomas Finne were nominated for reelection to the Issuer’s board of directors and elected at the Issuer’s 2018 annual meeting of shareholders held on May 8, 2018.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) Alexander Otto and Katharina Otto-Bernstein may be deemed to beneficially own, in the aggregate, 39,480,826 Common Shares, representing 21.4% of the Issuer’s outstanding Common Shares (based on 184,638,834 shares reported to be outstanding as of April 27, 2018 by the Issuer on its Form 10-Q filed on May 4, 2018 as revised to reflect the 1-for-2 reverse stock split of the Issuer’s issued and outstanding common shares that became effective on May 18, 2018.).

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 31,353,074 Common Shares, and Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 8,127,752 Common Shares.

(c) Other than as set forth below, the Reporting Persons have not effected any transactions in the Common Shares in the last sixty days.

CUSIP No. 251591103	SCHEDULE 13D	Page 5 of 8 Pages

Alexander Otto effected the following transactions in the Common Shares in the past 60 days:

Date	Transaction	Amount	Price
4/27/18	Purchase	708,936	$7.4411	(1)
4/30/18	Purchase	552,067	$7.2993	(2)
5/1/18	Purchase	494,217	$7.3025	(3)
5/2/18	Purchase	662,341	$7.2455	(4)
5/3/18	Purchase	196,387	$7.1723	(5)
5/4/18	Purchase	246,662	$7.2696	(6)
5/7/18	Purchase	341,225	$7.3898	(7)
5/8/18	Purchase	409,188	$7.3509	(8)
5/9/18	Purchase	374,157	$7.4669	(9)
5/10/18	Purchase	214,959	$7.4930	(10)
05/11/18	Purchase	190,546	$7.4913	(11)
05/14/18	Purchase	500,086	$7.4124	(12)
05/15/18	Grant	5,174	$0.00	(13)
05/15/18	Purchase	316,052	$7.2703	(14)
06/18/18	Purchase	236,237	$17.0868	(15)
06/19/18	Purchase	471,062	$17.2489	(16)
06/20/18	Purchase	39,422	$17.3742	(17)
06/21/18	Purchase	446,158	$17.9257	(18)
06/22/18	Purchase	394,437	$17.9794	(19)
06/25/18	Purchase	729,721	$17.7996	(20)

(1)	The price reflected is a weighted average price. The range of prices for such transaction is $7.25 and $7.49.
(2)	The price reflected is a weighted average price. The range of prices for such transaction is $7.25 and $7.47.
(3)	The price reflected is a weighted average price. The range of prices for such transaction is $7.20 and $7.38.
(4)	The price reflected is a weighted average price. The range of prices for such transaction is $7.16 and $7.29.
(5)	The price reflected is a weighted average price. The range of prices for such transaction is $7.14 and $7.21.
(6)	The price reflected is a weighted average price. The range of prices for such transaction is $7.13 and $7.29.
(7)	The price reflected is a weighted average price. The range of prices for such transaction is $7.30 and $7.44.
(8)	The price reflected is a weighted average price. The range of prices for such transaction is $7.31 and $7.46.
(9)	The price reflected is a weighted average price. The range of prices for such transaction is $7.28 and $7.50.
(10)	The price reflected is a weighted average price. The range of prices for such transaction is $7.46 and $7.50.
(11)	The price reflected is a weighted average price. The range of prices for such transaction is $7.45 and $7.50.
(12)	The price reflected is a weighted average price. The range of prices for such transaction is $7.33 and $7.51.
(13)	Reflects the Issuer’s grant to the reporting person of fully-vested Common Shares in accordance with the Issuer’s director compensation program.
(14)	The price reflected is a weighted average price. The range of prices for such transaction is $7.21 and $7.34.
(15)	The price reflected is a weighted average price. The range of prices for such transaction is $17.02 and $17.24.
(16)	The price reflected is a weighted average price. The range of prices for such transaction is $17.10 and $17.40.
(17)	The price reflected is a weighted average price. The range of prices for such transaction is $17.26 and $17.50.

CUSIP No. 251591103	SCHEDULE 13D	Page 6 of 8 Pages

(18)	The price reflected is a weighted average price. The range of prices for such transaction is $17.60 and $18.00.
(19)	The price reflected is a weighted average price. The range of prices for such transaction is $17.81 and $18.00.
(20)	The price reflected is a weighted average price. The range of prices for such transaction is $17.56 and $18.00.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013

Exhibit 2	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009

CUSIP No. 251591103	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2018

ALEXANDER OTTO

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Alexander Otto

KATHARINA OTTO-BERNSTEIN

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Katharina Otto-Bernstein

CUSIP No. 251591103	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013

Exhibit 2	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009